Exhibit 9.1

Cardiome Pharma Corp. Announces Voting Results

NASDAQ: CRME   TSX: COM

VANCOUVER, June 24, 2015 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the results of voting at its 2015 Annual General Meeting of Shareholders held on June 22, 2015.

A total of 13,122,443 common shares were voted in connection with the meeting, representing approximately 76.27% of the issued and outstanding common shares of the company. Shareholders voted as follows:

Appointment of Auditor

By resolution passed by show of hands, KMPG LLP, Chartered Accountants, was appointed auditor of the company for the ensuing year.

Election of Directors

By resolution passed by ballot vote, the following six nominees proposed by management were elected as directors of Cardiome to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Harold H. Shlevin	9,367,243	97.72%	218,360	2.28%
Richard M. Glickman	9,368,263	97.73%	217,340	2.27%
W. James O'Shea	9,369,195	97.74%	216,408	2.26%
William L. Hunter	9,370,283	97.75%	215,320	2.25%
Mark H. Corrigan	9,368,950	97.74%	216,653	2.26%
Arthur H. Willms	9,368,255	97.73%	217,348	2.27%

For both Mark H. Corrigan and Arthur H. Willms, this will be their first year serving on Cardiome's Board of Directors.  Dr. Corrigan is currently the Chairman of the Board of Directors at Epirus Biopharmaceuticals, Inc., and was a former Board member of Cubist Pharmaceuticals, Inc.  He was formerly the Chief Executive Officer of Zalicus Inc., prior to its merger with Epirus Biopharmaceuticals Inc., and prior to that was the executive vice president of R&D at Sepracor Inc.  Prior to Sepracor Inc., he spent 10 years with Pharmacia & Upjohn, where he served most recently as Group Vice President of Global Clinical Research and Experimental Medicine.  Mr. Willms currently participates on several boards, including the Board of Directors of: BC Lottery Corporation; Naikun Wind Energy Group Inc.; 2010 Games Operating Trust; Advanced Applied Physics Solutions; and Pacific Autism Family Centre Foundation.  He was previously the President and Chief Operating Officer of Westcoast Energy Inc.

W. James O'Shea will serve as Cardiome's new Chairman of the Board of Directors, effective immediately.  Mr. O'Shea currently is a board member of BTG Plc, Prostrakan Group Plc, and Trevi Therapeutics, and was the past Chairman of the National Pharmaceutical Council.  Mr. O'Shea was previously President and Chief Operating Officer of Sepracor Inc.  Prior to Sepracor Inc., he was Senior Vice President of Sales and Marketing and Medical Affairs for Zeneca Pharmaceuticals, a business unit of AstraZeneca Plc.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:30e 24-JUN-15